UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company)

Envoy Merger Corporation

and

EMC Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

23767P109

(Cusip Number of Class of Securities)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,011,050,090	$112,216.60

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 67,035,003 shares of common stock, par value $0.0001 per share, of Data Domain, Inc., consisting of: (a) 61,539,064 shares of common stock issued and outstanding and (b) 5,495,939 shares of common stock issuable on or before expiration of the offer upon the exercise of vested stock options, and (ii) the tender offer price of $30.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

23767P109

This Tender Offer Statement on Schedule TO is filed by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of EMC. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Data Domain, Inc., a Delaware corporation (“Data Domain”), at $30.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of EMC and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is Data Domain. Data Domain’s principal executive office is located at 2421 Mission College Blvd., Santa Clara, California, and its telephone number at such principal executive office is (480) 980-4800.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Data Domain, as of May 19, 2009, there were 61,539,064 Shares outstanding and 14,231,414 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and EMC” of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9 and 11 — “Certain Information Concerning Data Domain”, “Certain Information Concerning Purchaser and EMC” and “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 11, 12 and 13 — “Price Range of Shares; Dividends”, “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”, “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain”, “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and EMC” and “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 11, 12 and 16 — “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain”, “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 11, 12 and 14 — “Certain Information Concerning Purchaser and EMC”, “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain”, “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 12, 14 and 15 — “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights”, “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated June 2, 2009

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009)

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009)

(a)(1)(ix)	Transcript of conference call held on June 1, 2009

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

EMC CORPORATION

By:	/S/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	Executive Vice President and General Counsel

ENVOY MERGER CORPORATION

By:	/S/ PAUL T. DACIER
Name:	Paul T. Dacier
Title:	President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated June 2, 2009

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of summary advertisement dated June 2, 2009

(a)(1)(vii)	Text of press release issued by EMC dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009)

(a)(1)(viii)	Slide Presentation dated June 1, 2009 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on June 2, 2009)

(a)(1)(ix)	Transcript of conference call held on June 1, 2009

(b)	Not applicable

(c)	Not applicable

(d)(1)(i)	Form of Agreement and Plan of Merger by and among EMC, Purchaser and Data Domain (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by EMC with the Securities and Exchange Commission on June 1, 2009)

(g)	Not applicable

(h)	Not applicable